Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Six Months Ended June 30, 2024.

Cautionary Note Regarding Forward-Looking Statements

Certain information included herein may be deemed to be “forward-looking statements”. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our ability to raise capital through the issuance of additional securities;

●	our belief that our existing cash and cash equivalents as of June 30, 2024, will be sufficient to fund our operations through the next twelve months;

●	our ability to adapt to significant future alterations in Amazon’s policies;

●	our ability to sell our existing products and grow our brands and product offerings, including by acquiring new brands and expanding into new territories;

●	our ability to meet our expectations regarding the revenue growth and the demand for e-commerce;

●	our ability to enter into definitive agreements for our current letters of intent and term sheet;

●	the overall global economic environment;

●	the impact of competition and new e-commerce technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	the impact of competition and new e-commerce technologies;

●	our ability to retain key executive members;

●	the impact of possible changes in Amazon’s policies and terms of use;

●	projected capital expenditures and liquidity;

●	our expectations regarding our tax classifications;

●	how long we will qualify as an emerging growth company or a foreign private issuer;

●	interpretations of current laws and the passages of future laws;

●	changes in our strategy;

●	general market, political and economic conditions in the countries in which we operate including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East, such as the Israel-Hamas war; and

●	litigation.

The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our Annual Report on Form 20-F for the year ended December 31, 2023, or our Annual Report, filed with the Securities and Exchange Commission, or the SEC, on April 1, 2024, and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

General

Introduction

Unless indicated otherwise by the context, all references in this report to “Jeffs’ Brands”, the “Company”, “we”, “us” or “our” are to Jeffs’ Brands Ltd. When the following terms and abbreviations appear in the text of this report, they have the meanings indicated below:

●	“dollars” or “$” means United States dollars; and

●	“NIS” means New Israeli Shekels.

You should read the following discussion and analysis in conjunction with our unaudited consolidated financial statements for the six months ended June 30, 2024, and notes thereto, and together with our audited consolidated financial statements for the year ended December 31, 2023 and notes thereto included in our Annual Report filed with the SEC.

Unless otherwise indicated, dollars are in thousands.

Overview

We are an e-commerce consumer products goods, or CPG, company, operating primarily on Amazon. We were incorporated in Israel in March 2021, under the name Jeffs’ Brands Ltd. Together with five of our wholly-owned subsidiaries – Smart Repair Pro, Top Rank Ltd, or Top Rank, Fort Products LLC, or Fort, and Jeffs’ Brands Holdings Inc., or Jeffs’ Brands Holdings, we operate online stores for the sale of various consumer products on the Amazon marketplace online marketplace, or Amazon, utilizing the fulfillment by Amazon, or the FBA model.

In addition to executing the FBA business model, we utilize internal methodologies to analyze sales data and patterns on Amazon in order to identify existing stores, niches and products that have the potential for development and growth, and for maximizing sales of existing proprietary products. We also use our own skills, know-how and profound familiarity with the Amazon algorithm and all the tools that the FBA platform FBA has to offer. In some circumstances we scale the products and improve them.

Comparison of the Six Months Ended June 30, 2024, and 2023

Results of Operations

The following table summarizes our results of operations for the periods presented:

	Six Months Ended June 30,
U.S. dollars in thousands	2024	2023
Revenues	6,198	3,871
Cost of sales	5,441	3,498
Gross profit	757	373
Sales and marketing	603	342
General and administrative	2,413	2,067
Equity losses	245	89
Other income, net	(60)	(158)
Operating loss	(2,444)	(1,967)
Financial expenses (income), net	1,367	(148)
Tax expenses	64	9
Net loss for the period	(3,875)	(1,828)

Revenues

Our revenues consist of revenue which mainly derived from sales on Amazon marketplace.

Our revenues for the six months ended June 30, 2024, were $6,198 compared to $3,871 for the six months ended June 30, 2023. This represents an increase of $2,327 or 60%. The increase was primarily attributable to the increase in revenues generated by Fort of approximately $2,410, during the six months ended June 30, 2024, compared to the period beginning on March 9, 2023 (the date on which we acquired Fort) until June 30, 2023, partially offset by a decrease in revenues of $85 for our remaining brands.

Cost of goods sold

Our cost of goods sold consist of the purchase of finished goods, freight, cost of commissions to Amazon and other e-commerce platforms, salary and change in inventory.

The following table sets forth the breakdown of cost of goods sold for the periods set forth below:

	Six Months Ended June 30,
U.S. dollars in thousands	2024	2023
Purchases of finished goods and changes in inventory	$1,971	$1,270
Freight	310	158
Storage	264	363
Salaries	71	48
Cost of commissions	2,825	1,659
Total	5,441	3,498

Our cost of goods sold for the six months ended June 30, 2024, was $5,441 compared to $3,498 for the six months ended June 30, 2023. This represents an increase of $1,943 or 58%. The increase was primarily attributable to: (i) an increase in purchases of finished goods and changes in inventory of $701, associated with the increase in revenues generated by Fort during the six months ended June 30, 2024, compared to the period beginning on March 9, 2023 (the date on which we acquired Fort) until June 30, 2023; (ii) a decrease in storage expenses of $99 due to a decrease in inventory kept in warehouses; (iii) an increase in cost of commissions, mainly paid to Amazon, of $1,166 due to an increase in sales; (iv) an increase in freight charges of $152 attributable to purchases of inventory from suppliers abroad by Fort; and (v) an increase in shipment costs as a result of the attacks conducted by the Houthi movement in Yemen against marine vessels traversing the Red Sea and thought to either be in route towards Israel or to be partly owned by Israeli businessmen.

Gross Profit

Our gross profit for the six months ended June 30, 2024 was $757 compared to gross profit of $373 for the six months ended June 30, 2023. This represents an increase of $384, or 102.9%. The increase was primarily due to an increase in revenues offset by increase in cost of sales, as described above.

Operating Expenses, net

Our current operating expenses consist of four components: marketing and sales expenses: general and administrative expenses; equity losses; and other income.

Marketing and Sales Expenses

Our marketing and sales expenses consist primarily of Amazon marketing fees, consultant fees and other marketing and sales expenses.

The following table sets forth the breakdown of marketing and sales expenses for the periods set forth below:

	Six Months Ended June 30,
U.S. dollars in thousands	2024	2023
Advertising	$567	$330
Other	36	12
Total	603	342

Our marketing and sales expenses for the six months ended June 30, 2024 were $603 compared to expenses of $342 for the six months ended June 30, 2023, representing an increase of $261, or 76%. The increase was primarily attributable to the increase in our advertising costs on Amazon.

General and Administrative Expenses

Our general and administrative expenses consist primarily of salaries and related expenses, professional service fees, legal, amortization of intellectual property assets and other general and administrative expenses.

The following table sets forth the breakdown of our general and administrative expenses for the periods set forth below:

	Six Months Ended June 30,
U.S. dollars in thousands	2024	2023
Payroll and related expenses	$641	$500
Subcontractors	7	46
Professional services and consulting fees	731	547
Director fees	143	158
Rent and office maintenance	99	71
Amortization of intangible assets	390	350
Insurance	136	196
Other expenses	266	199
Total	2,413	2,067

Our general and administrative expenses for the six months ended June 30, 2024 were $2,413 compared to $2,067 for the six months ended June 30, 2023, representing an increase of $346, or 16.7%. The increase was primarily attributable to an increase in the number of employees of the Company, payments to consultants and increase in revenue sharing costs due to an increase in the Company’s revenue.

Other Income

Our other income for the six months ended June 30, 2024 was $60 compared to $158 for the six months ended June 30, 2023. The decrease is primarily attributable to a decrease in management fees paid to SciSparc Nutraceuticals Inc. from $20 to $10, effective as of November 2023, pursuant to the amendment, dated as of September 4, 2024 to our existing agreement with SciSparc Nutraceuticals Inc.

Share of Losses Accounted for at Equity

Our share of losses accounted for as equity for the six months ended June 30, 2024 was $245 compared to $89 for the six months ended June 30, 2023. The increase was attributable to losses derived from our investment in SciSparc Nutraceuticals Inc.

Operating Loss

Our operating loss for the six months ended June 30, 2024 was $2,444, compared to operating loss of $1,967 for the six months ended June 30, 2023, an increase of $477, or 24%. The increase was attributable to the changes in revenues, cost of sales and operating expenses, as described above.

Financial expenses (income), net

Our financial expenses, net was $1,367 for the six months ended June 30, 2024, compared to financial income, net of $148 for the six months ended June 30, 2023, an increase of $1,515. The increase in financial expenses, net was primarily attributable to an increase in losses mainly in connection with the January 2024 PIPE (as defined below), Series A Warrants revaluation losses of approximately $1,071, issuance cost on derivative liabilities of $603 offset by an increase of $56 in interest from short term deposit, and a decrease in exchange rate fluctuations of $82, mainly attributed to lower amounts of NIS held in bank accounts.

Net loss for the period

Our net loss for the six months ended June 30, 2024 was $3,875, compared to net loss of $1,828 for the six months ended June 30, 2023, an increase of $2,047, or 112%. The increase was primarily attributable to an increase in operating expenses and a decrease in gross profit, as described above.

Critical Accounting Estimates

We describe our significant accounting policies more fully in Note 2 to our unaudited financial statements for the six months ended June 30, 2024. There have been no material changes to our critical accounting policies as described in our Annual Report other than as described in Note 2 to our unaudited consolidated financial statements for the six months ended June 30, 2024. We believe that the accounting policies described below and in Note 2 to unaudited financial statements for the six months ended June 30, 2024, are critical in order to fully understand and evaluate our financial condition and results of operations.

The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates.

Liquidity and Capital Resources

Overview

Since Jeffs’ Brands’ inception in March 2021 to date, we have financed our operations primarily through funds we received from loans and proceeds from sales on Amazon (after deducting FBA fees and advertising fees) and the issuance of ordinary shares, no par value per share, or Ordinary Shares, and warrants. As of June 30, 2024 and 2023, we had approximately $2,815 and $2,153, respectively, in cash and cash equivalents.

The table below presents our cash flow for the periods indicated:

	Six Months Ended June 30,
U.S. dollars in thousands	2024	2023
Net cash used in operating activities	$(3,534)	$(1,169)
Net cash used in investing activities	(436)	(4,683)
Net cash from (used in) financing activities	6,255	(86)
Net increase (decrease) in cash and cash equivalents	2,285	(5,938)

We expect that for the foreseeable future we will finance our activities using the proceeds from sales of our existing and future brands.

Operating Activities

Our net cash used in operating activities was $3,534 for the six months ended June 30, 2024, compared to net cash from operating activities of $1,169 for the six months ended June 30, 2023, representing an increase of $2,365, or 239%. The increase was primarily attributable to an increase in net loss for the period of $2,047, an increase in inventory of $1,216, a decrease in accounts payable and other payables in the amount of $777, partially offset by an increase in change in fair value of derivative liabilities of $1,071 and issuance cost on derivative liabilities of $603.

Investing Activities

Our net cash used in investing activities was $436 for the six months ended June 30, 2024, compared to net cash used in financing activities of $4,683 for the six months ended June 30, 2023, representing a decrease of $4,247. The decrease was primarily attributable to the acquisition of an interest in SciSparc Nutraceuticals Inc. for $2,993 and the acquisition of Fort for $1,682 during the six months ended June 30, 2023, compared to payments related to the acquisition of an interest in SciSparc Nutraceuticals Inc. for $98 and the acquisition of Fort for $330 during the six months ended June 30, 2024.

Financing Activities

Our net cash used in financing activities was $6,255 for the six months ended June 30, 2024, compared to net cash provided by investing activities of $86 for the six months ended June 30, 2023, representing an increase of $6,341. The change was attributable to the proceeds from the January 2024 PIPE, net of issuance costs, offset by the repayment of loan in the aggregate amount of $86 during the six months ended June 30, 2023.

Financial Arrangements

  On January 29, 2024, we completed a private placement transaction, or the January 2024 PIPE, in which we issued Ordinary Shares; Pre-Funded Warrants to purchase Ordinary Shares; Series A Warrants to purchase Ordinary Shares and Series B Warrants to purchase Ordinary Shares, for aggregate gross proceeds of approximately $7.275 million, before deducting fees to the placement agent and other expenses payable by the Company in connection with the January 2024 PIPE.

The Pre-Funded Warrants were immediately exercisable at an exercise price of $0.00001 per Ordinary Share and do not expire until exercised in full. The Series A Warrants were immediately exercisable, have an exercise price of $2.69 per whole Ordinary Share (subject to certain anti-dilution and share combination event protections) and have a term of sixty-six (66) months from the date of issuance. The Series B Warrants will be exercisable following the Reset Date (as defined below), have an exercise price of $0.00001 per Ordinary Share and have a term of sixty-six (66) months from the date of issuance. The exercise price and number of Ordinary Shares issuable under the Series A Warrants are subject to adjustment and the number of Ordinary Shares issuable under the Series B Warrant will be determined following the reset date, or the Reset Date, which is the earliest to occur of: (i) the date on which a resale registration statement covering the resale of all registrable securities has been declared effective for 30 consecutive trading days, (ii) the date on which the selling shareholders may sell the registrable securities pursuant to Rule 144 under the Securities Act of 1933, as amended for a period of 30 consecutive trading days, and (iii) 12 months and 30 days following the issuance date of the Series B Warrant, to be determined pursuant to the lowest daily average trading price of the Ordinary Shares during a period of 20 trading days, subject to a pricing floor of $0.68, or Pricing Floor. As our Ordinary Shares are currently trading at a price per share lower than the Pricing Floor, on the Reset Date: (i) the Series A Warrants will be exercisable into a total number of 13,373,177 Ordinary Shares, subject to certain anti-dilution and share combination event mechanisms, at an exercise price of $0.68, and (ii) the Series B Warrants will be exercisable into a total number of 7,904,181 Ordinary Shares. As of September 30, 2024, the date our consolidated financial statements for the six months period ended June 30, 2024 were issued, Pre-Funded Warrants to purchase up to 820,000 Ordinary Shares and Series B Warrants to purchase up to 5,257,127 had been exercised for an aggregate issuance of 6,077,127 Ordinary Shares.

Current Outlook

We have financed our operations to date primarily through proceeds from our initial public offering, the January 2024 PIPE and proceeds from sales on the different Amazon platforms (after FBA fees and advertising fees).

As of June 30, 2024, our cash and cash equivalents were $2,815. We expect that our existing cash and cash equivalents as of June 30, 2024, will be sufficient to fund our current operations for the next twelve months. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of purchasing new brands and their development plans;

●	the costs of manufacturing and shipment of our products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of U.S. dollar to NIS exchange rates and U.S. dollar to GBP, which is discussed in detail in the following paragraph.

Impact of Inflation and Currency Fluctuations

Our functional and reporting currency is U.S. dollar. We incur some of our income and expenses in other currencies. As a result, we are exposed to the risk that the rate of inflation in countries in which we are active other than the United States will exceed the rate of devaluation of such countries’ currencies in relation to the dollar or that the timing of any such devaluation will lag behind inflation in such countries.

Global inflation has risen in 2024. To date, we have not been subject to inflationary pressures. We cannot assure you that we will not be adversely affected in the future.

As of June 30, 2024, the annual rate of inflation in Israel was 2.90%. The NIS revaluated against the U.S. dollar by approximately 3.64% for the period ended June 30, 2024 and 5.14% for the period ended June 30, 2023.